東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08002618

RECEIVED
2008 MAY 19 A 8:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Washington, DC

File No. 82-34816
May 9, 2008

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Adjustment to the Forecasts of Whole-Year Consolidated/Non-Consolidated)Operating Results for the Year Ended March 31, 2008 of the Company's Subsidiary (Sammy NetWorks Co., Ltd.)」 (Dated April 22, 2008)
- Notice of Adjustment to the Forecast of Whole-Year Consolidated Operating Results for the Year Ended March 31, 2008 and the Forecast of Whole-Year Consolidated Operating Results for the Year Ending March 31, 2009 (Dated April 25, 2008)
- Notice of the New Management Systems of the Company's Subsidiaries (SEGA ORPORATION and Sammy Corporation) (Dated April 25, 2008)

PROCESSED
MAY 21 2008
THOMSON REUTERS

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

5/19

(Translation)

File No. 82-34816

April 22, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Whole-Year (Consolidated/Non-Consolidated) Operating Results for the Year Ended March 31, 2008 of the Company's Subsidiary (Sammy NetWorks Co., Ltd.)

Notice is hereby given that Sammy NetWorks Co., Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of its whole-year operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) publicized on January 30, 2008, as described in the attachment hereto.

The Company is currently reexamining the forecast of its whole-year consolidated operating results for the year ended March 31, 2008. It will be publicized promptly when it is available.

<<Attached material: Press release of Sammy NetWorks Co., Ltd.
"Notice of Adjustment to the Forecasts of Whole-Year (Consolidated/ Non-Consolidated) Operating Results for the Year Ended March 31, 2008">>

- END -

(Translation)

April 22, 2008

Dear Sirs,

Sammy NetWorks Co., Ltd.

Masaaki Oono,
President and Representative Director
(Code No. 3745, Mothers, Tokyo Stock Exchange)
Further Inquiry: Kiyofumi Sakino,
Executive Officer and General Manager of Corporate Division
(TEL: 03-5414-3030)

Notice of Adjustment to the Forecasts of Whole-Year (Consolidated/Non-Consolidated) Operating Results for the Year Ended March 31, 2008

Notice is hereby given that Sammy NetWorks Co., Ltd. (the "Company") has made adjustment to the forecasts of its whole-year operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) publicized on January 30, 2008, as described below:

Description

1. Adjustment to the forecasts of whole-year consolidated and non-consolidated operating results for the year ended March 31, 2008:

(1) Adjustment to the forecast of whole-year consolidated operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	11,100	1,505	1,448	246	¥5,599.62
Adjusted forecast (B)	11,150	1,700	1,600	350	¥7,967.04
Amount of increase or decrease (B-A)	50	195	152	104	¥2,367.42
Rate of increase or decrease	0.5%	13.0%	10.5%	42.3%	42.3%

(2) Adjustment to the forecast of whole-year non-consolidated operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	8,332	2,159	2,158	(-) 227	(-) ¥5,167.13
Adjusted forecast (B)	8,400	2,350	2,350	(-) 100	(-) ¥2,276.30
Amount of increase or decrease (B-A)	68	191	192	127	¥2,890.83
Rate of increase or decrease	0.8%	8.8%	8.9%	- %	- %

2. Reasons for the adjustment (consolidated/non-consolidated)

The number of subscribers for "Sammy 777town", a game site for cellular phones, has exceeded the previous forecast due to the launch of "Pachislot Hokuto-no-Ken 2 NEXT-zone" in February, among others. Additionally, the Company has strengthened cost management by reducing advertising and promotion costs and keeping a lid on development cost. Consequently, both sales and profits are expected to exceed the previous forecast.

(Note) The above forecasts of operating results include projections based on assumptions, prospects and plans about the future as of the date hereof and involve risks and uncertainties. The actual results may substantially differ from the forecasted figures due to various material factors.

- END -

(Translation)

April 25, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba,
Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecast of Whole-Year Consolidated Operating Results for the Year Ended March 31, 2008 and the Forecast of Whole-Year Consolidated Operating Results for the Year Ending March 31, 2009

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company") has made adjustment to the forecast of its whole-year consolidated operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) publicized on February 8, 2008, as described below. Notice is also given of the forecast of its whole-year consolidated operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009).

Description

1. Adjustment to the forecast of whole-year consolidated operating results for the year ended March 31, 2008 (from April 1, 2007 to March 31, 2008):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previously publicized forecast (A)	475,000	(-) 6,000	(-) 7,000	(-) 26,000	(-) ¥103.20
Adjusted forecast (B)	460,000	(-) 6,000	(-) 7,000	(-) 52,000	(-) ¥206.40
Amount of increase or decrease (B-A)	(-) 15,000	0	0	(-) 26,000	(-) ¥103.20
Rate of increase or decrease	(-) 3.2%	0%	0%	-%	-%
(For reference) Operating results for the previous year ended March 31, 2007	528,238	76,530	81,287	43,456	172.47

2. Reasons for the adjustment:

Principally in the pachislot and pachinko machine business, sales of both pachislot machines and pachinko machines are expected to fall below the previously publicized forecast and net sales are not expected to reach the initially projected amount. In the pachislot and pachinko market, due to the July 2004 revision of regulations, pachinko halls have been placed in very severe operational situations. In this business environment, the Group has been focusing on the development of differentiated major products which can acquire popularity from the market. However, products with major titles under the new development system are expected to be launched during the fiscal year ending March 31, 2009. Based on this, the number of units planned to be sold during the fiscal year ended March 31, 2008 in the pachislot machine business is revised from 408,000 to 380,000 and the number of units planned to be sold during the fiscal year ended March 31, 2008 in the pachinko machine business is revised from 134,000 to 108,000. In the meantime, operating loss and ordinary loss are expected to remain as previously publicized, due to decreases in advertising and promotion costs and sales commissions, among others.

With regard to extraordinary losses not reflected in the previously publicized forecast of operating results, valuation losses of the securities held by the Company and its subsidiaries due to the disposition of an impairment loss thereof are expected to amount to approximately ¥12,000 million, penalty charges due to the determination to discontinue the development of a complex focused on entertainment in the central ward of the "Minato Mirai 21" development zone are expected to amount to approximately ¥5,600 million and expenses of a voluntary recall of some products are expected to amount to approximately ¥2,300 million.

As a result, on a consolidated basis, the Company is expected to report net sales of ¥460,000 million (a decrease of ¥15,000 million from the previously publicized forecast), an operating loss of ¥6,000 million (same as the previously publicized forecast), an ordinary loss of ¥7,000 million (same as the previously publicized forecast) and a net loss of ¥52,000 million (an increase of ¥26,000 million in loss from the previously publicized forecast), respectively.

3. Forecast of whole-year consolidated operating results for the year ending March 31, 2009 (from April 1, 2008 to March 31, 2009):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Whole-year operating results for the year ending March 31, 2009	470,000	15,000	13,000	5,000	¥19.85

4. Policies by segment:

With the aim of strengthening its pachinko machine business in the pachislot and pachinko machine business, which is an important issue of management, and improving earnings in its amusement facilities business and domestic consumer business, the Group will continue promoting "selection and concentration" of business to steadily revitalize its core

business.

In consideration of the pachislot and pachinko machine business facing the difficult market conditions, sales volumes of pachislot machines are expected to decrease year-on-year, while those of pachinko machines are expected to increase year-on-year owing to sales of machines with major titles in the strong pachinko machine market and contributions of TAIYO ELEC CO., LTD., which became a consolidated subsidiary during the second half of the previous fiscal year, to operating results.

The amusement machine business is expected to produce strong results due to sales of core major titles. With regard to sales of amusement machines overseas, the Group will shift to a basic policy of direct selling from Japan in Asia and also formulate measures to improve efficiencies in Europe and America to improve its earnings.

In the amusement facilities business, the Group will continue its work on selling or closing facilities with poor profitability and future potential. Additionally, the Group will make a fundamental reform of the functions of the headquarters to seek more efficient business management, and simultaneously aim to increase sales of each equipment category and intensify support for facility management, whereby improving its earnings substantially.

In the consumer business, the overseas game software business is expected to further expand. In the domestic game software business, the Group will drastically review its line-up strategy. Simultaneously, measures, including the recruitment of outside influential creators to create hit products and establish IP of its own, are expected to yield results. Furthermore, with improved performances of the consolidated subsidiaries engaging in the businesses of toys, content for use in cellular phones and animation, the consumer business as a whole is expected to move into profit.

The Company is currently preparing a fuller report on the above forecast of operating results and the forecast of dividends, which will be publicized at the time of publication of its "Brief Statement of Accounts for the Year Ended March 31, 2008" scheduled on May 13, 2008.

* The forecast of operating results stated herein is made based on information available to management as of the date hereof. The actual results may differ from the forecasted figures due to various factors in the future.

- END -

(Translation)

File No. 82-34816

April 25, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of the New Management Systems of the Company's Subsidiaries (SEGA CORPORATION and Sammy Corporation)

Notice is hereby given that at the meeting of the Board of Directors of SEGA SAMMY HOLDINGS INC. (the "Company") on April 25, 2008 and at the Extraordinary General Meeting of Shareholders at SEGA CORPORATION ("SEGA") and Sammy Corporation ("Sammy") on the same day, the Company, SEGA and Sammy have determined the new management systems of the SEGA and Sammy, as described below:

Description

1. Purpose of the change

SEGA has continued its work on making a fundamental reform such as selling or closing approximately 110 amusement facilities with low profitability and future potential, solicitation for voluntary retirement and discontinuance of development of entertainment complex in the central ward of "Minato Mirai 21" development zone in order to build a business base that enables SEGA to generate profits continuously. At the current timing when SEGA can pave the way for prompt improvement of profitability and new growth stage, SEGA decided to move to new management systems with Okitane Usui, currently Director and General Manager of Amusement Business Group Division, becoming President and Representative Director (Chief Operating Officer) in order to recover its core business fundamentally and realize a solid and profitable business base. Furthermore, for the purpose of making quick business decisions and allocating business resources flexibly and effectively, SEGA eliminates Business Group Division System and implements an organizational change to five (5) Business Divisions and five (5) Divisions. Business divisions consist of Amusement Machine Sales Division, Amusement Facility Business Division, Overseas Amusement Business Division, Consumer Business Division and Overseas Consumer Business Division. Divisions consist of Corporate Division, Amusement R&D Division, Consumer R&D Division, Amusement Production Procurement Division and New Business Development Division.

Sammy regards the pachinko business as a key business for medium- and long-term business growth and has continued its work on strengthening the development capability while we are facing sagging pachislot market negatively affected by the revision of regulation. In order for Sega Sammy Group to grow continuously, it is essential to improve profitability of the pachinko pachislot business with Sammy at the core. Hence, Keishi Nakayama, who is currently Executive Vice President, Representative Director of the Company, will become President, Representative Director (Chief Operating Officer) of Sammy and force through fundamental business reforms at Sammy drastically.

Hajime Satomi, Chairman, President and Representative Director (Chief Executive Officer), will continue to be CEO of both SEGA and Sammy and work on improving profitability of the Company's group with Usui, new COO of SEGA, and Nakayama, new COO of Sammy, from the viewpoint of overall group managements.

The company is going to publicize the new management system of the Company at the same time of announcement of financial statements for the year ended March 31, 2008 scheduled on May 13, 2008.

2. Personnel change (as of May 1, 2008)

SEGA CORPORATION

①Directors and Corporate Auditors

New Title	Name	Former Title
Chairman, Representative Director and Chief Executive Officer	Hajime Satomi	President, Representative Director, Chief Executive Officer and Chief Operating Officer
President, Representative Director and Chief Operating Officer	Okitane Usui	Director (General Manager of Amusement Business Group Div. and AM New Business Development Division)
Director	Hisao Oguchi	Representative Director
Director (Amusement Facility Business Div.)	Katsuya Kondo	Director (General Manager of Amusement Facilities Business Div.)
Director (New Business Development Div.)	Yasuo Tazoe	Director (General Manger of MMPJ Business Department, Amusement Business Group Div.)
Director (General Manager of Domestic Consumer Business Div., Overseas Consumer Business Div., Overseas Amusement Business Div.)	Masanao Maeda	Director (Deputy General Manager of Consumer Business Group Div.)
Director (General Manager of Corporate Div.)	Akira Sugano	Director (General Manager of President Office, Corporate Group Div.)
Director (General Manager of New Business	Koichi Fukazawa	Director (General Manager of Amusement

New Title	Name	Former Title
Development Div.)		Planning Div., Amusement Group Div.)
Director (General Manager of Overseas Consumer Business Div., CEO, SEGA Holdings U.S.A., Inc., CEO, SEGA Europe LTD. and CEO, SEGA of America, Inc.)	Naoya Tsurumi	Senior Executive Officer (General Manager of Overseas Consumer Business Div., CEO, SEGA Holdings U.S.A., Inc., CEO, SEGA Europe LTD. and CEO, SEGA of America, Inc.)
Director (Part-time)	Hideki Okamura	Director (General Manager of Consumer Business Group Div. and Character Business & Licensing Department)
Standing Corporate Auditor	Hisashi Miyazaki	Standing Corporate Auditor
Corporate Auditor	Mineo Enomoto	Corporate Auditor
Corporate Auditor	Shunichi Shimizu	Corporate Auditor

②Executive Officers

New Title	Name	Former Title
Executive Officer (Deputy General Manager of Amusement Facilities Business Div.)	Toshiya Tabata	Executive Officer (Deputy General Manager of Amusement Facilities Business Div.)
Executive Officer (General Manager of Amusement R&D Div.)	Yukio Sugino	Executive Officer (General Manager of Amusement R&D Div.)
Executive Officer (General Manager of Amusement Machines Sales Div.)	Sigeru Yamashita	Executive Officer (General Manager of Amusement Machines Sales Div.)
Executive Officer (General Manager of Consumer R&D Div.)	Hiroyuki Miyazaki	Executive Officer (General Manager of Consumer Business Div.)
Executive Officer (General Manager of ALL.Net Development and Strategy Department, Amusement R&D Div.)	Hiroshi Yagi	Executive Officer (General Manager of ALL.Net Development and Strategy Department, Amusement R&D Div.)
Executive Officer (General Manager of General Affairs, Legal Affaires, Intellectual Property and Operation Improvement Promotion Department, Corporate Div.)	Hiroyuki Soga	Executive Officer (General Manager of General Affairs, Legal Affaires, Intellectual Property and Operation Improvement Promotion Department, Corporate Group Div.)
Executive Officer (General Manager of Production Procurement Div., Amusement Business Div.)	Kunihiko Watanabe	Executive Officer (General Manager of Production Procurement Div., Amusement Business Group Div.)

③R&D Creative Officers ("R&D CO", hereinafter)

New Title	Name	Former Title
R&D CO (General Manager of Family Entertainment R&D Department, Amusement R&D Div.)	Hiroshi Uemura	R&D CO (General Manager of Family Entertainment R&D Department, Amusement R&D Div.)
R&D CO (Deputy General Manager of Consumer R&D Div.)	Toshihiro Nagoshi	R&D CO (Deputy General Manager of Consumer R&D Group, Consumer Business Div.)
R&D CO (General Manager of AM Software R&D Department, Amusement R&D Div.)	Hiroshi Kataoka	R&D CO (General Manager of AM Software R&D Group, Amusement R&D Div.)
R&D CO (General Manager of, AE R&D Div., Amusement R&D Div.)	Masao Yoshimoto	R&D CO (General Manager of, AE R&D Div., Amusement R&D Div.)
R&D CO (Deputy General Manager of Consumer Business Div.)	Takayuki Kawagoe	R&D CO (General Manager of Consumer R&D Group, Consumer Business Div.)
R&D CO (General Manager of AM Plus R&D Div., Amusement R&D Div.)	Yu Suzuki	R&D CO (General Manager of AM Plus R&D Div., Amusement R&D Div.)

Sammy Corporation

New Title	Name	Former Title
Chairman, Representative Director and Chief Executive Officer	Hajime Satomi	Chairman, Representative Director and Chief Executive Officer
President, Representative Director and Chief Operating Officer	Keishi Nakayama	Director
Executive Vice President, Representative Director	Toru Katamoto	President, Representative Director and Chief Operating Officer
Director (General Manager of President Office)	Hideo Yoshizawa	Director (General Manager of President Office)
Director (General Manager of R&D Group Div. and General Manger of SC R&D Div.)	Norio Uchida	Director (General Manager of R&D Group Div. and General Manger of SC R&D Div.)
Director (General Manager of Marketing Div. and Hall Total Service Sales Div.)	Yuichi Amari	Director (General Manager of Marketing Div. and Hall Total Service Sales Div.)
Director	Hisao Oguchi	【Newly elected】
【Retired】	Tadashi Ishida	Director
Standing Corporate Auditor	Kazuo Hirakawa	Standing Corporate Auditor
Standing Corporate Auditor	Yoshitaro Mukai	Standing Corporate Auditor

Corporate Auditor	Tetsuji Ikeda	【Newly elected】
【Retired】	Akio Kioi	Corporate Auditor
【Retired】	Etsuo Sakai	Corporate Auditor

※The new management system of Sammy Corporation will be publicized after annual meeting of shareholders to be held on June 18, 2008.

3. SEGA and Sammy New President Biography

Name	: Okitane Usui
Home city	: Ehime Prefecture
Date of Birth	: October 31, 1958
Education	: Graduated from Faculty of Commerce, Hitotsubashi University
Business Experience	
October 1993	: Joined Sega Enterprises, Ltd. (current SEGA CORPORATION)
June 1997	: Director, Deputy General Manager of Consumer Business Division
June 1998	: Executive Officer, General Manager of Consumer Business Planning Department, Consumer Business Group Division
May 1999	: Retired SEGA.
June 2007	: Joined SEGA, Corporate Advisor
June 2007	: Senior Managing Director, General Manager of Amusement Business Group Division
February 2008	: Director, General Manager of Amusement Business Group Division

Name	: Keishi Nakayama
Home city	: Yamanashi Prefecture
Date of Birth	: July 23, 1942
Education	: Graduated from Faculty of Economics, Aoyama Gakuin University
Business Experience	
September 1989	: Joined Sammy Industry, Ltd. (current Sammy Corporation), General Manager of General Affairs Department
June 1993	: Director, General Manager of President Office
January 2000	: Managing Director, General Manager of President Office
March 2004	: Senior Managing Director, General Manager of President Office
October 2004	: Senior Managing Director, the Company
April 2005	: Director, Sammy
June 2005	: Vice President, the Company.
June 2007	: Representative Vice President, the Company

- END -

END